December 16, 2022


ATTN: Division of Corporation Finance Office of Trade & Services
c/o Nicholas Lamparski
c/o Mara Ransom

Re: Decentralized Crypto Financial Inc.
       Amendment No. 5 to Offering Statement on Form 1-A
       Filed December 16, 2022
       File No. 024-11353


We have reviewed your fifth official comment letter with respect to our amended offering statement. Please note that we have submitted a fifth Form 1-A as well as our amended offering circular and necessary exhibits via the EDGAR database. It is our hope that our changes and explanations fully satisfy and incorporate your comments and concerns. Below you will find your suggested amendments from your most recent comment letter, with our responses keyed to those comments. In many of our responses, we are directing you to specific locations in our amended offering circular where you will be able to find our changes or amendments. We have also provided you, when applicable, the amended language now contained in the offering circular. We appreciate your helpful and insightful review. We request your favorable consideration of our adjustments.

Cover Page
1. We note that throughout the offering circular you have changed "$75,000,000" to "$74,250,000." However, please revert the change on the cover page where it now says "The offering will exist until the date on which the offering of any additional stock would cause the aggregate offering price or aggregate gross sales in this offering, as those terms are defined under Rule 251(a) of the Securities Act, to exceed $74,250,000.00." We believe this change was made in error.

DeCryptoFi Response: We agree, this change was made in error. We have since updated the offering price and amount to simply and ensure our ability to meet your comments in question 2.

2. We note your response to comment 1 and reissue in part. We acknowledge the reduction of the total offering to $74,250,000 to accommodate the Braintree fee. However, it would seem that the Braintree fee could still theoretically cause you to exceed the $75,000,000threshold consistent with Rule 251(a)(2). Please amend your offering circular or explain to us why you believe it to be unnecessary. In addition, please make the previously requested changes to Part II of your offering circular to the legal opinion, subscription agreement, and Item 4 of Part I of your Form 1-A as applicable.

DeCryptoFi Response: To simplify our offering, we have switched from Braintree to PayPal for payment processing. We have changed the offering price per share from $1 to $1.0349. Purchases are limited to blocks of 100 shares and the purchaser will incur a fee of $0.49 per transaction. The number of shares allocated to the stock compensation plan has been reduced by 25M and 25M shares have been added to the shares in reserve. The new offering total is now 50M Shares totaling $51,745,000 with possible fees equaling a maximum of $122,500.00 ensuring we stay under the maximum offering amount of $75,000,000. We have amended the offering circular with the updated information, updated our subscription agreement, item 4 of Part 1 and Form 1-
A. Our legal opinion remains accurate with the companies long term intentions with regards to stock sales.


Risk Factors Risks Related to Regulations, page 16
3. We note your response to comment 3 and reissue in part. We acknowledge the addition of a new risk factor for your exclusive forum provision. However, in the risk factor please also include additional details so that investors can better assess the risk. As one example only, please include the specific exclusive forum being used.

DeCryptoFi Response: The following language has been added to explain the specific exclusive forum. ?"Our exclusive forum provision may result in increased costs for investors to bring a claim and may limit an investors' ability to bring a claim in a judicial forum that they find favorable. This is captured in our Bylaws to comply with US Law (Section 27 of the U.S. Securities Exchange Act of 1934), and the May 16, 2016, Supreme Court affirmation that confers federal jurisdiction over ?all suits in equity and actions at law brought to enforce any liability or duty created by [the Exchange Act] or the rules or regulations thereunder.?. As such, no other forums other than federal courts are allowable.?


DeCryptoFi Platform, page 19
4. We note your response to comment 4 and reissue in part. We understand from your new disclosure that the platform will be operational upon Commission qualification of your securities offering. However, please also clarify whether the platform is currently functional, rather than limited to whether it will be operational in the future.

DeCryptoFi Response: Yes, we have amended the language to read:
?DeCryptoFi?s platform is fully functional and will become operational upon SEC approval of our security and will not, bring together anyone by sorting or organizing orders in the Company?s securities in a consolidated way nor will it be receiving orders for processing and execution of transactions in the Company?s shares.?


Exhibit 1.7 - Consent of Independent Auditors
5. We note your response to comment 6 and it appears that you did not file a revised consent as an exhibit to your filing. We reissue our comment in its entirety. We note that the consent of Chesapeake Financial Corp. makes reference to their audit report dated December 5, 2020 with respect to the financial statements as of August 31, 2020. Please have your auditor revise their consent to reference the correct dates for the audit report and the financial statements included in your offering statement.

DeCryptoFi Response: Chesapeake Financial Corp. has revised their consent to reference the correct dates for the audit report and the financial statements included in our offering statement.


General
6. Please update the financial statements included in the filing in compliance with Part F/S, (c)(1) and (b)(3)(B) of Form 1-A, to include the financial statements for the relevant interim period in 2022. Update any associated financial information in relevant sections of the filing as necessary.

DeCryptoFi Response: The relevant interim period in 2022 has been added.

7. We note your response and related revisions to comment 7 and reissue our comment in part. Please have your auditors revise their audit report to update the financial statements covered by the report.

DeCryptoFi Response: The auditor has revised their audit report to cover the financial statements covered.